Mail Stop 3561

            July 6, 2005

Keith Andrews c/o
Empire Stock Transfer Inc.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada  89128

Re:  	Northern Way Resources, Inc.
      Registration Statement on Form SB-2
      Filed on June 10, 2005
      File No. 333-125699

Dear Mr. Andrews:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that you are a development stage company established four months ago and that you have not commenced business operations nor realized any revenues from your planned operations. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.



Prospectus Cover Page
2. We note that the selling shareholders will sell your shares at $0.10 per share until your shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. Please clarify to indicate there is no assurance that your shares will be quoted and to be quoted on the OTC Bulletin
Board, a market-maker must file an application on your behalf in order to make a market for your common stock.
3. Please state prominently on the front cover page of your prospectus the fact that your auditors have issued a going concern opinion.
4. Clarify that the shares being offered include all outstanding shares with the exception of those held by the President. In this regard also state that the President owns sufficient shares to substantially control operations of the company.

Summary, page 6
5. We note that to date, you have not conducted any exploration on your sole mineral property asset. Please also state that because you have received no revenues from operations, you have received a going concern opinion from your auditors.
6. Please include in your summary that you have only one employee, Keith Andrews, who is your sole officer and director. Also disclose that he has no experience in mineral exploration and that he only spends 20% of his time on the business.
7. In the interest of completeness, please indicate in the first paragraph, as stated elsewhere, that you acquired your interest in the claim for $7,000.

The Offering, page 6
8. Please add a separate paragraph that briefly explains how the absence of a public market for the common shares impacts share liquidity. You state that your $0.10 price per share was determined based upon the price of your last sale of common stock. Since there is no established public market for your shares, please discuss the factors you considered in determining this price.

Summary Financial Information, page 7
9. The cash, total assets, and total stockholders` equity balances in your Summary Financial Information table do not agree with the corresponding balance sheet amounts. Please revise.


Risk Factors, page 7
10. Please revise the caption to the first risk factor, "If We Do
Not
Obtain Additional Financing, Our Business Will Fail," to also indicate
that you do not have any arrangements for additional financing.
11. You indicate on pages 7 and twenty-four that you currently have
sufficient funds to conduct the phase one and two exploration programs. However, after paying the estimated expenses of the offering, it appears that you will only have sufficient funds on hand to conduct phase one of the exploration program.  Since we are under
the assumption that the offering expenses will be paid prior to initiation of your exploration program, please revise your disclosures to clearly indicate the funds you will have available for your exploration program after payment of the offering expenses.
Please
ensure you also disclose whether the remaining funds will be sufficient to finance both phases or only phase one of the exploration program.
12. You disclose at the bottom of page 7 that your sources of
financing will be the sale       of equity capital and, although
not
currently contemplated, the sale of a partial interest in your property. This disclosure appears inconsistent with your Note 1 disclosure which indicates that additional funding will also be available through advances from your sole director. Please revise or advise.
13. Please add an additional risk factor that indicates that because your president has no technical experience in mineral exploration, your business has a higher risk of failure.
14. Revise your heading to delete the reference to "Burdensome" government regulation. It is a subjective term and you state in the paragraph that you will incur "modest" costs. If that is the case, further revise this risk factor to clearly indicate the risk.

Plan of Distribution, page 15
15. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
16. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf.
Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.
17. In this discussion, clarify the manner in which the shareholders intend to offer the shares.

Interests of Named Experts and Counsel, page 19
18. In accordance with Item 509 of Regulation S-B, please include a reference to the geological consultant whose consent is filed as an exhibit to your filing.

Biographical Information, page 16
19. You state that Mr. Andrews does not have any professional training or technical credentials in the exploration, development and operations of mines. Please indicate what, if any measures he has taken to familiarize himself with your business.
Description of Business
In General, page 20
20. Expand this section to clearly indicate whether you own the land or just the mineral rights on the property. If you do not own the underlying land, state the owner and your relationship to them. State your relationship, if any, to Terry Loney.
21. You state that your claims will be valid as long as you incur at least $2400 of assessment work prior to January 27, 2006. In this regard, please indicate what constitutes an "assessment" and what the requirements are to extend it on an annual basis. In addition, is it extended in perpetuity if you meet annual requirements?

River Gold Claim Mineral Property Purchase Agreement, page 21
22. We note you paid $7,000 for the River Gold claim. Please explain whether this price is comparable to other similar claims, if any, in this area.

Mineralization, page 21
23. Please explain "spatial association."

Exploration History, page 21
24. You indicate that no known exploration activity has occurred on the River Gold property. Briefly explain if any other exploration activity has taken place in the same area and if so, the results of that activity. Also explain if your decision to purchase this claim was based solely on the geological report of Mr. Jobin-Bevins.
25. Also, please discuss your options and the steps you anticipate taking if you find a viable store of minerals in your claim. In this regard, provide information regarding the quantities necessary for you to go forward. Further, to the extent that you discuss your future operations, please provide the status of development and indicate the timeframe for which you anticipate commencing these operations.
We
may have further comments after reviewing your revised prospectus disclosure.

Compliance with Government Regulation, page 22
26. Please refer to the second paragraph. You state: "when our exploration program proceeds..." Please revise to qualify your statement since there is no assurance that your program will proceed.

Plan of Operations, page 24
27. You indicate that your plan for the next twelve months is to complete the recommended phase one and two exploration programs on the
River Gold property. Please enhance your disclosure to provide a more in-depth discussion of these programs including the details of your expected spending of $5,000 on phase one and $15,000 on phase two. Also, please provide more detail on the types of general and administrative expenses included in the additional $15,000 you expect to spend.
28. We note you have not retained a geologist for your exploration work. Please describe your plans in this regard. Explain what is required and the expected availability of a qualified geologist.
29. We note that you estimate your total cash requirement over the next twelve months to be approximately $30,000, of which $15,000 of administrative expense will be incurred regardless of whether you initiate phase one of your exploration program. Please disclose how you expect to fund your operations over the next twelve months in the event that you are unable to attract equity financing from the sale of your common stock. In particular, disclose the amount of funding you expect to receive from related party advances under this scenario and whether these advances together with available cash on hand will be sufficient to cover your anticipated administrative expenses and the cost of phases one and two of your exploration program. Also disclose whether initiation of phase one is dependent on raising additional capital or if you intend to initiate phase one prior to obtaining the estimated $30,000 needed for the next 12 months.

Note 1 - Nature and Continuance of Operations
30. Please disclose your fiscal year-end.

*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Andrew Blume, Staff Accountant, at (202)
551-
3254 or William Choi, Senior Staff Accountant, at (202) 551-3216, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3725 with any other questions.

      Sincerely,


      							H. Christopher Owings
      Assistant Director

cc:	Keith Andrews
	Northern Way Resources, Inc.
	Fax:  (604) 681-2161


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Northern Way Resources, Inc.
July 6, 2005
Page 1